SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NextNav Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

65345N106
(CUSIP Number)

Bandel L. Carano
Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Eleazer Klein, Esq.
Phyllis Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N106	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 65345N106	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Oak Associates XIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 65345N106	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65345N106	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65345N106	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65345N106	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65345N106	SCHEDULE 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,790,823 Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,790,823 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,790,823 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65345N106	SCHEDULE 13D	Page 9 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, par value $0.0001 per share (the "Shares"), of the Issuer (as defined in Item 4 below). The Issuer's principal executive offices are located at 1775 Tysons Blvd., 5th Floor, McLean, Virginia 22102.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c), (f)

This Schedule 13D is being jointly filed by (i) Oak Investment Partners XIII, Limited Partnership, a Delaware limited partnership ("Oak XIII"), (ii) Oak Associates XIII, LLC, a Delaware limited liability company and the general partner of Oak XIII ("Oak XIII General Partner"), (iii) Oak Management Corporation, a Delaware corporation and the manager of Oak XIII, (iv) Mr. Bandel L. Carano, a United States citizen ("Mr. Carano"), (v) Edward F. Glassmeyer, a United States citizen ("Mr. Glassmeyer"), (vi) Fredric W. Harman, a United States citizen ("Mr. Harman") and (vii) Ann H. Lamont, a United States citizen ("Ms. Lamont"). Oak XIII, Oak XIII General Partner, Oak Management Corporation, Mr. Carano, Mr. Glassmeyer, Mr. Harman and Ms. Lamont are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

The principal business of Oak XIII is to assist growth-oriented businesses located primarily in the United States. The principal business of Oak XIII General Partner is to act as general partner of Oak XIII. The principal business of Oak Management Corporation is to act as investment advisor to Oak XIII and other venture capital investment funds. The principal business and occupation of each of Messrs. Carano, Glassmeyer and Harman and Ms. Lamont is to act as managing members, shareholders, directors and officers of Oak XIII, Oak XIII General Partner, Oak Management Corporation and a number of partnerships and limited liability companies with similar businesses.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the securities reported herein.

The address of the business office of each of the Reporting Persons is c/o Oak Management Corporation, 901 Main Avenue, Suite 600, Norwalk, CT 06851.

CUSIP No. 65345N106	SCHEDULE 13D	Page 10 of 13 Pages

(d)-(e)

During the last five (5) years, none of the Reporting Persons has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Oak XIII acquired the Shares reported herein in connection with the transactions contemplated by the Merger Agreement as more fully described in Items 4 and 6 below.
Item 4.	PURPOSE OF TRANSACTION

On October 28, 2021, the transactions contemplated by the Agreement and Plan of Merger, dated as of June 9, 2021 (the "Merger Agreement"), by and among the Spartacus Acquisition Shelf Corp. ("Shelf"), Spartacus Acquisition Corporation ("Spartacus"), NextNav, LLC, NextNav Holdings, LLC ("Holdings") and the other parties thereto were consummated (the "Closing"). Pursuant to the Merger Agreement, as a result of the business combination and the related transactions contemplated thereby, Spartacus, Holdings and the various operating subsidiaries of Holdings became wholly-owned subsidiaries of Shelf, which subsequently changed its name to NextNav, Inc. (the "Issuer").

In connection with the Closing, 5,790,823 Shares were issued to Oak XIII pursuant to the Merger Agreement. At the Closing, Mr. Carano was appointed to the board of directors of the Issuer.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations have covered and will cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

CUSIP No. 65345N106	SCHEDULE 13D	Page 11 of 13 Pages

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer's management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 95,475,334 Shares outstanding as of October 29, 2021, as reported in the Issuer's Registration Statement on Form S-1 filed with the SEC on November 2, 2021 (the "Registration Statement").

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by Oak XIII.

(e)	Not applicable.

CUSIP No. 65345N106	SCHEDULE 13D	Page 12 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 28, 2021, Oak XIII entered into a Registration Rights Agreement with the Issuer and the other parties thereto (the "Registration Rights Agreement"), the form of which is attached as Exhibit B hereto and is incorporated herein by reference.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement which is attached as Exhibit B.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement, dated November 8, 2021.

Exhibit B:	Registration Rights Agreement (incorporated herein by reference to the form of Registration Rights Agreement which is attached as Exhibit 10.1 of the Registration Statement).

CUSIP No. 65345N106	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021

Entities: Oak Investment Partners XIII, Limited Partnership Oak Associates XIII, LLC Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Member or as Attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13(d)-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: November 8, 2021

Entities: Oak Investment Partners XIII, Limited Partnership Oak Associates XIII, LLC Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	Managing Member or as Attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals